

December 21, 2012

Via E-mail
Kerry A. Shiba
Executive Vice President and Chief Financial Officer
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406

> **Re:** **Superior Industries International, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2011**
> **Filed on March 7, 2012**
> **File No. 001-06615**

Dear Mr. Shiba:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1.   We note your disclosure regarding the changes in factors such as unit shipments and average selling price. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on net sales. For example, please revise to quantify the actual dollar amount of aggregate net sales change during the period attributed to a change in unit shipments.

2.   In future filings please quantify, discuss, and analyze changes in costs of sales both in the aggregate and for U.S and Mexico operations on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please consider quantifying and discussing the significant components of costs of sales,

such as plant labor, materials, repair, maintenance, and supply expense, or any other components, to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief